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RECEIVED FEB 28 2003 PROCESSING

03012309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 14538

CM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hackett Associates, Inc.

OFFICIAL USE ONLY
002106
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1118 Penn Avenue
(No. and Street)

Wyomissing	PA	19610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burtis M. Hackett, Jr., President and Registered Representative 610-374-3155
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein + Company, Inc.
(Name — *if individual, state last, first, middle name*)

401 Oley Street	Reading	PA	19601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Burtis M. Hackett, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hackett Associates, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Dawn Adams, Notary Public
Wyomissing Boro, Berks County
My Commission Expires May 20, 2006
Member, Pennsylvania Association Of Notaries

Signature

President and Registered Representative
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HACKETT ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Board of Directors and Stockholders
Hackett Associates, Inc.
Wyomissing, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Hackett Associates, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of income and changes in retained earnings, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is affiliated with Hackett Associates Insurance Agency, Inc., which is in a similar line of business. Hackett Associates, Inc. and Hackett Associates Insurance Agency, Inc. are controlled by Burtis M. Hackett, Jr. Mr. Hackett has the ability to influence the volume of business done by each company. As discussed in Note C, the Company and its affiliate have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hackett Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HERBEIN+COMPANY, INC.
401 Oley Street Reading, PA 19601-2596 Telephone: 610-378-1175 Facsimile: 610-378-0999
reading@herbein.com

Other Offices: PITTSBURGH POTTSTOWN GREENSBURG WYOMISSING

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.

Reading, Pennsylvania
February 5, 2003

HACKETT ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2002	2001
ASSETS		
Cash	**$24,168**	$13,945
Short-term investments, at market	**76,934**	72,536
Cash and cash equivalents	**101,102**	86,481
Dealer concession and commission receivable	**271,907**	429,050
Prepaid taxes	**0**	4,753
Deferred tax asset	**829**	1,018
TOTAL ASSETS	**$373,838**	$521,302
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	**$225,683**	$378,834
Accrued expenses	**11,805**	9,700
Accrued taxes	**1,035**	0
TOTAL LIABILITIES	**238,523**	388,534
STOCKHOLDERS' EQUITY		
Common stock, no par value		
Authorized - 1,000 shares		
Issued and outstanding - 173 shares	**102,762**	102,762
Retained earnings	**32,553**	30,006
TOTAL STOCKHOLDERS' EQUITY	**135,315**	132,768
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$373,838**	$521,302

See accompanying notes.

HACKETT ASSOCIATES, INC.

STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS

	Year Ended December 31	
	2002	2001
REVENUES		
Dealer concession	**$1,959,820**	$3,152,337
Commissions on stock transactions	**72,620**	65,276
Commissions - variable annuities	**1,732,744**	1,626,715
Commissions or fees - other	**890,192**	963,027
Interest and miscellaneous income	**6,722**	14,378
TOTAL REVENUES	**4,662,098**	5,821,733
OPERATING EXPENSES		
Commissions	**3,855,757**	5,053,031
Consulting fees and management expense	**756,520**	736,710
Registration fees	**43,854**	51,231
Miscellaneous	**3,231**	4,256
TOTAL OPERATING EXPENSES	**4,659,362**	5,845,228
INCOME (LOSS) BEFORE INCOME TAXES	**2,736**	(23,495)
INCOME TAXES	**189**	(3,729)
NET INCOME (LOSS)	**2,547**	(19,766)
RETAINED EARNINGS AT BEGINNING OF YEAR	**30,006**	49,772
RETAINED EARNINGS AT END OF YEAR	**$32,553**	$30,006

See accompanying notes.

HACKETT ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$2,547**	($19,766)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred income taxes	**189**	(1,018)
Changes in:		
Accounts receivable	**157,143**	55,594
Prepaid expenses	**4,753**	(4,753)
Commissions payable and accrued liabilities	**(150,011)**	(47,183)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**14,621**	(17,126)
NET INCREASE (DECREASE) IN CASH	**14,621**	(17,126)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**86,481**	103,607
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$101,102**	$86,481
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	**$0**	$5,254

See accompanying notes.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Hackett Associates, Inc. (the "Company") was incorporated in Pennsylvania in November, 1986, and is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exemption from SEC Rule 15c3-3:
The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Sections k(2)i and k(2)ii.

The Company is exempt under k(2)i because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Hackett Associates, Inc."

The Company is also exempt under Section k(2)ii because as an introducing broker or dealer, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash:
Various times throughout each year, the Company had cash balances in excess of the federally insured limit of $100,000 in deposit accounts.

Investments:
Investment securities are valued at market value.

Accounts Receivable:
Accounts receivable represent amounts due from various mutual funds, annuities, and investment companies. The Company has a concentration of credit risk because all receivables are due from companies involved in the mutual fund, investment industry, and insurance industry. These companies are located throughout the United States.

Revenue Recognition:
Commission income and the related commission expense and overrides are recorded on a trade-date basis, as securities transactions occur. All other expenses are recorded as incurred.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Bad Debts:
Bad debts are accounted for using the direct write off method. Expense is recognized during the period in which a specific account is determined to be uncollectible. Management believes the effects of using this method approximate those of the allowance method.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

NOTE B - SHORT-TERM INVESTMENTS

Short-term investments, in the form of marketable securities, consist of the following as of December 31:

	2002			2001		
	# Shares	**Cost**	**Market Value**	# Shares	Cost	Market Value
The United Funds Taxable Money Market Funds	**57,421**	**$57,421**	**$57,421**	36,967	$36,967	$36,967
OCC Cash Reserves Primary Portfolio	**0**	**0**	**0**	16,397	16,397	16,397
American Century Short-Term Government Fund	**2,010**	**20,277**	**19,513**	2,010	20,277	19,172
		$77,698	**$76,934**		$73,641	$72,536

These investments are all considered cash equivalents for purposes of the statements of cash flows.

NOTE C - RELATED PARTY TRANSACTIONS

Burtis M. Hackett, Jr., the Company's majority stockholder, is the sole stockholder of Hackett Associates Insurance Agency, Inc., an insurance business. All office equipment and furniture are owned by Hackett Associates Insurance Agency, Inc., and the lease of the property, which is the corporate headquarters for both corporations is the responsibility of Hackett Associates Insurance Agency, Inc.

Under terms of a service agreement between these two entities, Hackett Associates Insurance Agency, Inc. charges Hackett Associates, Inc. a pro rata share of the common office expenses including payroll and related employee services, computer and data processing, and additional services incidental to and in connection with the physical operation of all business activities. The total charges paid to Hackett Associates Insurance Agency, Inc. for 2002 and 2001 were $751,225 and $730,200, respectively. The service agreement may be terminated by either party within a 30 day written notice requirement.

NOTE D - CONTRACTS

Hackett Associates, Inc. is an agent for numerous tax-sheltered annuities. The Company receives checks from numerous school districts whose employees are participants in these annuities. The Company also receives payments from the various school districts and must separate and distribute these funds. The Company uses a segregated account, which the Company has established for the benefit of these customers. The funds are distributed to the various annuities as instructed by the school district employees.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $123,876 and $118,667, respectively, which was in excess of the required minimum net capital of $25,000 and $25,902, respectively. The Company's aggregate indebtedness to net capital ratio was 1.93 to 1 and 3.27 to 1 at December 31, 2002 and 2001, respectively.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE F - INCOME TAXES

Income tax expense (refund) for the years ended December 31 consists of the following:

	2002	2001
Taxes Currently Payable (Refundable):		
Federal	**$0**	($2,711)
State	**0**	0
	0	(2,711)
Deferred future benefits:		
Federal	**585**	(585)
State	**(396)**	(433)
	189	(1,018)
	$189	($3,729)

Deferred income taxes reflect the tax effects of state net operating loss carryforwards.

The Company's state net operating loss carryforwards, which are available to offset taxable income in future years are summarized as follows:

	Expires	Amount
PA	December, 2011	$15,810
Other states	Various dates	3,100

NOTE G - LEGAL MATTERS

The Company is a co-defendant in a NASD customer arbitration action, alleging a failure by the Company and several of its agents to timely transfer and sell restricted securities. The Company's counsel has filed an answer to statement of claim and intends to file a motion to dismiss the Company from the claim. The Company's management is contesting the case vigorously, and no accrual for a loss contingency has been made.

Subsequent to December 31, 2002, the Company, as a co-defendant in a lawsuit originating during 2002, has agreed to dismissal and release of all claims in exchange for a cash settlement of $20,000. The affiliate, Hackett Insurance Agency, Inc., has agreed to indemnify the Company for this amount when payment must be made. Accordingly, the Company has not recorded any liability for this case as of December 31, 2002.

NOTE G - LEGAL MATTERS - CONTINUED

The Company is also either a defendant or co-defendant in several other complaints which arose during the normal course of business. Management is currently of the opinion that these matters are either without merit, or will be settled for immaterial payments (after insurance). In each case, the Company is vigorously contesting the claims, and no further reserves for loss contingencies are necessary at this time.

SUPPLEMENTARY INFORMATION

HACKETT ASSOCIATES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL

	Year Ended December 31	
	2002	2001
NET CAPITAL		
Total stockholder's equity from Statement of Financial Condition	**$135,315**	$132,768
Deductions and/or charges:		
Nonallowable assets - other assets	**(9,900)**	(12,759)
Haircuts on securities	**(1,539)**	(1,342)
NET CAPITAL	**$123,876**	$118,667
AGGREGATE INDEBTEDNESS (A.I.)		
Total aggregate indebtedness from Statement of Financial Condition	**$238,523**	$388,534
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital (6 2/3% of A.I.)	**$15,902**	$25,902
Minimum dollar net capital required	**$25,000**	$25,000
Net capital requirement (greater of the above)	**$25,000**	$25,902
Excess net capital	**$98,876**	$92,765
Excess net capital at 1000% (net capital less 10% of A.I.)	**$100,024**	$79,814
Percentage of aggregate indebtedness to net capital	**193%**	327%
Reconciliation with Company's computation (included in Part II of Form X-17A-5)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	**$130,124**	$108,255
Audit adjustments, net	**(6,248)**	10,412
NET CAPITAL	**$123,876**	$118,667

Audit Adjustments

Additional accrued concession and commission receivables	**$99,850**	$0
Additional accrued commissions and expenses payable	**(105,637)**	5,961
Additional income in investment accounts	**1,771**	(1,995)
Additional income tax accrual	**(189)**	4,717
Additional non-allowable assets	**(2,043)**	1,748
Additional haircut on mutual fund investment	**0**	(19)
Audit Adjustments, Net	**($6,248)**	$10,412

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Board of Directors and Stockholders
Hackett Associates, Inc.
Wyomissing, Pennsylvania

Independent Auditor's Report on Internal Control

In planning and performing our audits of the financial statements and supplemental schedule of Hackett Associates, Inc. (the "Company"), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HERBEIN+COMPANY, INC.
401 Oley Street Reading, PA 19601-2596 Telephone: 610-378-1175 Facsimile: 610-378-0999
reading@herbein.com

Other Offices: PITTSBURGH POTTSTOWN GREENSBURG WYOMISSING

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Herbein + Company, Inc.

Reading, Pennsylvania
February 5, 2003